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John Hancock Financial Services, Inc.

John Hancock Place                                [LOGO OF JOHN HANCOCK COMPANY]
Post Office Box 111
Boston, Massachusetts 02117
(617) 572-9195
Fax: (617) 572-9161
E-mail: jhoodlet@jhancock.com

James C. Hoodlet
Vice President and Counsel

                                                              August 15, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        RE:   John Hancock Life Insurance Company of New York
              Separate Account B
              File No. 811-8329
              Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

        Conveyed herewith via EDGAR for filing under the Securities Act of 1933 ("1933 Act"), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account B ("Registrant") relating to the Protection Variable Universal Life ("PVUL NY") insurance policies to be offered by John Hancock Life Insurance Company of New York ("John Hancock NY" or the "Depositor").

Background of the Enclosed Filing

        The purpose of this filing is to add the PVUL NY prospectus to the Registrant's filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the PVUL NY prospectus. The PVUL NY policy and prospectus is similar to the Performance Variable Universal Life ("PVUL") policy and prospectus issued by John Hancock Life Insurance Company (U.S.A.) ("JH U.S.A."). The separate account interests under the PVUL policy are registered by John Hancock Life Insurance Company (U.S.A.) Separate Account A under File Nos. 811-4834 and 333-124150. The material differences between the two filings are (i) the different Registrant and Depositor, (ii) for PVUL NY, the duration of and rates applied to determine the amount of the face amount charge varies based upon the age, sex and risk class of the insured person; (iii) the exclusion of two riders (Acceleration of Death Benefit for Qualified Long-Term Care Services Rider and Residual Life Insurance Benefit and Continuation of Acceleration Rider) which are available in PVUL; (iv) the unavailability of policy loans and withdrawals from cash surrender value after the time that the insured person reaches age 121; and (v) changes in certain fund managers, fees and investment

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descriptions for the Classic Value, International Stock, Managed, and Growth &
Income portfolios.

Matters to be Completed by Pre-Effective Amendment

        Registrant will file a pre-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review

        In view of the similarities between this filing and the JH U.S.A. PVUL filing as noted above, Registrant hereby requests selective review of this filing.

Request for Acceleration

        An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

        Please direct all questions to the undersigned at (617) 572-9197. Thank you.

                                                     Sincerely,

                                                     /s/ James C. Hoodlet
                                                     ---------------------------
                                                     James C. Hoodlet
                                                     Vice President & Counsel